FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 7, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements March 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

2

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

3

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2008	2007
		(Unaudited)	(Unaudited)
Continuing operations
Net sales	2	2,626,187	2,425,299
Cost of sales	2 & 3	(1,500,689)	(1,291,498)
Gross profit		1,125,498	1,133,801
Selling, general and administrative expenses	2 & 4	(413,594)	(374,267)
Other operating income (expense), net	2	(991)	(1,937)
Operating income		710,913	757,597
Interest income	5	12,269	22,191
Interest expense	5	(67,092)	(57,727)
Other financial results	5	(14,302)	(13,043)

Income before equity in earnings of associated companies and income tax		641,788	709,018
Equity in earnings of associated companies		49,994	25,907
Income before income tax		691,782	734,925
Income tax		(208,606)	(225,531)
Income for continuing operations		483,176	509,394
Discontinued operations
Income for discontinued operations	12	16,787	-
Income for the period		499,963	509,394

Attributable to:
Equity holders of the Company		473,043	480,304
Minority interest		26,920	29,090
		499,963	509,394
Earnings per share attributable to the equity holders of the Company during the period
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537
Earnings per share (U.S. dollars per share)		0.40	0.41
Earnings per ADS (U.S. dollars per ADS)		0.80	0.81

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. The report of the Independent Registered Public Accounting Firm on these Consolidated Condensed Interim Financial Statements is issued as a separate document. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

(all amounts in thousands of U.S. dollars)		At March 31, 2008		At December 31, 2007
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	6	3,350,197		3,269,007
Intangible assets, net	7	4,469,360		4,542,352
Investments in associated companies		562,691		509,354
Other investments		35,138		35,503
Deferred tax assets		313,149		310,590
Receivables		56,917	8,787,452	63,738	8,730,544
Current assets
Inventories		2,748,654		2,598,856
Receivables and prepayments		203,859		222,410
Current tax assets		200,602		242,757
Trade receivables		1,809,803		1,748,833
Other investments		135,448		87,530
Cash and cash equivalents		1,080,555	6,178,921	962,497	5,862,883
Current and non current assets held for sale	12		650,698		651,160
			6,829,619		6,514,043
Total assets			15,617,071		15,244,587
EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,180,537		1,180,537
Legal reserves		118,054		118,054
Share premium		609,733		609,733
Currency translation adjustments		345,984		266,049
Other reserves		20,132		18,203
Retained earnings		5,286,744	7,561,184	4,813,701	7,006,277
Minority interest			576,793		523,573
Total equity			8,137,977		7,529,850
LIABILITIES
Non-current liabilities
Borrowings		2,753,441		2,869,466
Deferred tax liabilities		1,224,758		1,233,836
Other liabilities		197,898		185,410
Provisions		96,329		97,912
Trade payables		32	4,272,458	47	4,386,671
Current liabilities
Borrowings		963,773		1,150,779
Current tax liabilities		426,381		341,028
Other liabilities		272,771		252,204
Provisions		28,421		19,342
Customer advances		375,569		449,829
Trade payables		869,846	2,936,761	847,842	3,061,024
Liabilities associated with current and non-current assets held for sale	12		269,875		267,042
			3,206,636		3,328,066
Total liabilities			7,479,094		7,714,737
Total equity and liabilities			15,617,071		15,244,587

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 9.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. The report of the Independent Registered Public Accounting Firm on these Consolidated Condensed Interim Financial Statements is issued as a separate document. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total
								(Unaudited)
Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

Currency translation differences	-	-	-	79,935	-	-	27,326	107,261
Change in equity reserves	-	-	-	-	1,929	-	-	1,929
Acquisition and decrease of minority interest	-	-	-	-	-	-	(1,026)	(1,026)

Income for the period	-	-	-	-	-	473,043	26,920	499,963
Balance at March 31, 2008	1,180,537	118,054	609,733	345,984	20,132	5,286,744	576,793	8,137,977

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total
								(Unaudited)
Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

Currency translation differences	-	-	-	25,069	-	-	9,389	34,458
Change in equity reserves	-	-	-	-	(614)	-	-	(614)
Acquisition and decrease of minority interest	-	-	-	-	-	-	(10,579)	(10,579)
Dividends paid in cash	-	-	-	-	-	-	(3,359)	(3,359)
Income for the period	-	-	-	-	-	480,304	29,090	509,394
Balance at March 31, 2007	1,180,537	118,054	609,733	29,023	28,143	3,877,888	387,552	6,230,930

(*) Retained Earnings calculated in accordance with Luxembourg Law are disclosed in Note 9.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. The report of the Independent Registered Public Accounting Firm on these Consolidated Condensed Interim Financial Statements is issued as a separate document. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT

		Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	Note	2008	2007

Cash flows from operating activities		(Unaudited)	(Unaudited)
Income for the period		499,963	509,394
Adjustments for:
Depreciation and amortization	6 & 7	134,483	100,487
Income tax accruals less payments		107,538	125,377
Equity in earnings of associated companies		(49,994)	(25,907)
Interest accruals less payments, net		54,308	45,429
Changes in provisions		7,496	(7,230)
Changes in working capital		(218,720)	(90,519)
Other, including currency translation adjustment		33,857	31,243
Net cash provided by operating activities		568,931	688,274

Cash flows from investing activities
Capital expenditures	6 & 7	(88,455)	(119,912)
Acquisitions of subsidiaries and minority interest	11	(1,026)	(1,750)
Decrease in subsidiaries		-	(1,195)
Proceeds from disposal of property, plant and equipment and intangible assets		5,007	2,693
Investments in short terms securities		(47,918)	(5,084)
Other		(3,428)	-
Net cash used in investing activities		(135,820)	(125,248)

Cash flows from financing activities
Dividends paid to minority interest in subsidiaries		-	(3,359)
Proceeds from borrowings		130,387	48,174
Repayments of borrowings		(490,277)	(360,899)
Net cash used in financing activities		(359,890)	(316,084)

Increase in cash and cash equivalents		73,221	246,942
Movement in cash and cash equivalents
At the beginning of the period		954,303	1,365,008
Effect of exchange rate changes		45,461	2,736
Increase in cash and cash equivalents		73,221	246,942
At March 31,		1,072,985	1,614,686

		At March 31,
Cash and cash equivalents		2008	2007
Cash and bank deposits		1,080,555	1,634,812
Bank overdrafts		(7,570)	(20,105)
Restricted bank deposits		-	(21)
		1,072,985	1,614,686

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. The report of the Independent Registered Public Accounting Firm on these Consolidated Condensed Interim Financial Statements is issued as a separate document. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information and basis of presentation
2	Segment information
3	Cost of sales
4	Selling, general and administrative expenses
5	Financial results
6	Property, plant and equipment, net
7	Intangible assets, net
8	Earnings per share and dividend proposed
9	Contingencies, commitments and restrictions to the distribution of profits
10	Subsequent Event
11	Business combinations and other acquisitions
12	Current and non current assets held for sale and discontinued operations
13	Related party transactions

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1    General information and basis of presentation

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001 as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2007.

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2007. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2007, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

These Consolidated Condensed Interim Financial Statements were approved for issue by Tenaris’s Board of Directors on May 6, 2008.

2           Segment information

Reportable operating segments
	(Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total Continuing operations	Total Discontinued operations (*)
Three-month period ended March 31, 2008
Net sales	2,170,678	271,715	183,794	2,626,187	98,388
Cost of sales	(1,169,244)	(196,552)	(134,893)	(1,500,689)	(57,712)
Gross profit	1,001,434	75,163	48,901	1,125,498	40,676
Selling, general and administrative expenses	(364,970)	(23,582)	(25,042)	(413,594)	(13,799)
Other operating income (expenses), net	963	(291)	(1,663)	(991)	129
Operating income	637,427	51,290	22,196	710,913	27,006
Depreciation and amortization	122,469	5,149	6,865	134,483	8,965

Three-month period ended March 31, 2007
Net sales	2,144,728	124,410	156,161	2,425,299	-
Cost of sales	(1,081,759)	(82,216)	(127,523)	(1,291,498)	-
Gross profit	1,062,969	42,194	28,638	1,133,801	-
Selling, general and administrative expenses	(337,215)	(17,642)	(19,410)	(374,267)	-
Other operating income (expenses), net	(3,726)	1,758	31	(1,937)	-
Operating income	722,028	26,310	9,259	757,597	-
Depreciation and amortization	89,720	4,425	6,342	100,487	-

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total Continuing operations	Total Discontinued operations (*)
Three-month period ended March 31, 2008
Net sales	902,682	586,154	484,848	475,740	176,763	2,626,187	98,388
Depreciation and amortization	74,877	29,090	26,798	310	3,408	134,483	8,965

Three-month period ended March 31, 2007
Net sales	802,140	428,775	426,615	601,250	166,519	2,425,299	-
Depreciation and amortization	59,319	24,439	14,848	197	1,684	100,487	-

(*) Corresponds to Pressure Control operations.

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises principally Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Venezuela; “Europe” comprises principally Italy, Norway, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Egypt, Qatar, Saudi Arabia and the United Arab Emirates; “Far East and Oceania” comprises principally China and Japan.

3           Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)	(Unaudited)

Inventories at the beginning of the period	2,598,856	2,372,308
Plus: Charges of the period
Raw materials, energy, consumables and other	1,230,326	960,370
Services and fees	93,940	106,826
Labor cost	221,634	164,570
Depreciation of property, plant and equipment	73,084	56,798
Amortization of intangible assets	580	404
Maintenance expenses	57,527	47,194
Provisions for contingencies	12	4,735
Allowance for obsolescence	4,483	(2,768)
Taxes	2,979	988
Other	23,634	17,869
	1,708,199	1,356,986

Less: Inventories at the end of the period	(2,748,654)	(2,437,796)
	1,558,401	1,291,498
From Discontinued operations	(57,712)	-
	1,500,689	1,291,498

4          Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)	(Unaudited)

Services and fees	48,177	43,348
Labor cost	106,782	92,333
Depreciation of property, plant and equipment	3,449	2,692
Amortization of intangible assets	66,335	40,593
Commissions, freight and other selling expenses	129,786	117,337
Provisions for contingencies	7,323	14,122
Allowances for doubtful accounts	902	3,705
Taxes	35,938	34,672
Other	28,701	25,465
	427,393	374,267
From Discontinued operations	(13,799)	-
	413,594	374,267

5         Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2008	2007
	(Unaudited)	(Unaudited)
Interest income	12,510	22,191
Interest expense	(67,107)	(57,727)
Interest net	(54,597)	(35,536)
Net foreign exchange transaction results and changes in fair value of derivative instruments	(11,918)	(11,122)
Other	(2,372)	(1,921)
Other financial results	(14,290)	(13,043)
Net financial results	(68,887)	(48,579)
From Discontinued operations	(238)	-
	(69,125)	(48,579)

Each comparative item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) accounted them separately from their host contracts. This result has been recognized under “Net foreign exchange transaction results and changes in fair value of derivative instruments”.

6         Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)	(Unaudited)
Three-month period ended March 31,
Opening net book amount	3,269,007	2,939,241
Currency translation differences	79,340	6,191
Additions	81,187	114,647
Disposals	(5,007)	(2,693)
Transfers	(51)	(94)
Reclassifications	-	(19,396)
Depreciation / Amortization charge	(74,279)	(59,490)
At March 31,	3,350,197	2,978,406

7           Intangible assets, net

(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)	(Unaudited)
Three-month period ended March 31,
Opening net book amount	4,542,352	2,844,498
Currency translation differences	(20,107)	10,626
Additions	7,268	5,265
Transfers	51	94
Reclassifications	-	7,155
Depreciation / Amortization charge	(60,204)	(40,997)
At March 31,	4,469,360	2,826,641

Notes 6 and 7 do not include assets held for sale.

8           Earnings per share and dividend proposed

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Three-month period ended March 31,
	2008	2007
Net income attributable to equity holders	473,043	480,304
Weighted average number of ordinary shares in issue	1,180,537	1,180,537
Basic and diluted earnings per share	0.40	0.41
Basic and diluted earnings per ADS	0.80	0.81

Net income from discontinued operations	16,787	-
Basic and diluted earnings per share	0.01	-
Basic and diluted earnings per ADS	0.03	-

On February 27, 2008 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 4, 2008, the payment of an annual dividend of $0.38 per share ($0.76 per ADS), or approximately $450 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 22, 2007. If the annual dividend is approved by the shareholders, a dividend of $0.25 per share ($0.50 per ADS), or approximately $295 million will be paid on June 26, 2008. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

9           Contingencies, commitments and restrictions to the distribution of profits

Contingencies:

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007.

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 46 asbestos related out-of-court claims and 1 civil party claim have been forwarded to Dalmine.

As of March 31, 2008, the total claims pending against Dalmine were 60 (of which, 3 are covered by insurance): during the first quarter of 2008, 4 new claims were filed, 1 claim was adjudicated, no claims were dismissed and no claim was settled. Aggregate settlement costs to date for Tenaris are Euro5.9 million. Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro20.7  million ($32.7 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

9           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.):

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’ subsidiary Maverick Tube Corporation (“Maverick”) 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007.  Plaintiff filed a motion for partial summary judgment on the same date. Briefing on the motions has been completed. On January 25, 2008, Law Debenture Trust Company of New York (as successor to BNY as trustee under the Indenture) was substituted for BNY as plaintiff. Oral arguments on the outstanding motions were held on April 15, 2008.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP78.5 million (approximately $24.8 million) at March 31, 2008, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Customer Claim

A lawsuit was filed on September 6, 2007 against Tenaris’s subsidiary Maverick, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleges the complete loss of one natural gas production well and “formation damage” that precludes further exploration and production at the well site. Plaintiff seeks compensatory and punitive damages of $25 million. On September 10, 2007, this lawsuit was tendered to Maverick’s insurer and on September 26, 2007, Maverick received the insurer’s agreement to provide a defense.  The insurer has reserved its rights regarding any potential indemnity obligation.  No provision related to this claim was recorded in these Consolidated Condensed Interim Financial Statements.

Commitments:

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $1,596 million.

•
A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $289 million.

9           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments (Cont.):

•
A Tenaris company is a party to a steel coils supply agreement with IPSCO, under which it is committed to purchase steel until 2011. Prices are adjusted monthly or quarterly and the estimated aggregate amount of the contract at current prices is approximately $184 million. Each party may terminate this agreement at any time upon a one-year notice.

•
A Tenaris company is a party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for capacity of 1,000,000 cubic meters per day until 2017. As of March 31, 2008, the outstanding value of this commitment was approximately $51 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

•
In August 2004 Matesi Materiales Siderúrgicos S.A. (“Matesi”) a Tenaris subsidiary organized in Venezuela, entered into a ten-year off-take contract pursuant to which Matesi is required to sell to a Tenaris’ affiliate Sidor S.A. (“Sidor”) on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

•
In July 2004, Matesi entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The outstanding value of the contract at March 31, 2008 is approximately $40.6 million.

•
A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina.  Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

Restrictions to the distribution of profits and payment of dividends

As of  March 31, 2008, shareholders' equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)	(unaudited)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the three-month period ended March 31, 2008	2,515,265
Total shareholders equity in accordance with Luxembourg law	4,423,589

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of  March 31, 2008, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

9           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At March 31, 2008, retained earnings and result for the financial period of Tenaris under Luxembourg law totals $2.5 billion, as detailed below.

(all amounts in thousands of U.S. dollars)	(unaudited)
Retained earnings at December 31, 2007 under Luxembourg law	2,399,973
Dividends received	130,000
Other income and expenses for the three-month period ended March 31, 2008	(14,708)

Retained earnings at March 31, 2008 under Luxembourg law	2,515,265

10           Subsequent Event

Sidor Nationalization Process

On March 31, 2008, the Company held 11.46% of the capital stock of Ternium S.A. On the same date, Ternium controlled approximately 59.7% of Sidor, while CVG Corporación Venezolana de Guayana (a company owned by the Venezuelan government) held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, Ternium, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and class B employee shareholders. This committee is charged with overseeing Sidor’s operations during the transition period until the nationalization is completed, acting in coordination with Sidor’s board of directors.

On April 29, 2008, the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorizes the Venezuelan government to take any action it may deem appropriate in connection with any such assets, which may include expropriation.

The discussions among representatives of Ternium and the Venezuelan government regarding adequate and fair terms and conditions upon which all or a significant part of Ternium’s interest in Sidor would be transferred to the government, which began with the formation of a negotiating committee, are presently under way. The date on which control over Sidor would be transferred to the government is uncertain at this time.

The impact of the potential government actions with respect to Sidor on Ternium’s financial position is not determinable at this time.

From an accounting perspective (book value), total assets and total liabilities of Sidor were $3.1 billion and $0.9 billion, respectively, at March 31, 2008, while the book value of Ternium’s interest in Sidor was $1.3 billion at March 31, 2008. None of such book values represents the fair market value of Sidor as a going concern.

11           Business combinations and other acquisitions

(a) Acquisition of Hydril Company (“Hydril”)

On May 7, 2007, Tenaris paid $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

11           Business combinations and other acquisitions (Cont.)

(a) Acquisition of Hydril Company (“Hydril”) (Cont.)

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions in investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, Hydril’s syndicated loan agreement has certain restrictions in capital expenditures. The Company’s syndicated loan agreement is secured with a pledge of 100% of Hydril’s shares; upon each payment or prepayment under this agreement, the number of shares subject to the pledge shall be reduced proportionally, and the pledge will be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $0.6 billion. The Company is allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $0.5 billion or 25% of the consolidated operating profit for the previous fiscal year; once the outstanding amount of this facility does not exceed $1.0 billion, no such restrictions apply.

On November 8, 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. As a result of such prepayment, all dividend restrictions under the syndicated loan agreement ceased to apply; in addition, the Company is entitled to release from the pledge a number of shares representing 41.2% of Hydril’s share capital. The Company is currently taking all necessary steps to effect such release.

Tenaris began consolidating Hydril’s balance sheet and results of operations as from May, 2007.

 (b) Minority Interest

During the three-month period ended March 31, 2008, additional shares of Confab, Dalmine, Donasid and Energy Network were acquired from minority shareholders for approximately $1.0 million.

12           Current and non current assets held for sale and discontinued operations

 Sale of Hydril pressure control business

On January 28, 2008, Tenaris entered into an agreement with General Electric Company (GE) for the sale to GE of the pressure control business acquired as part of the Hydril transaction for an amount equivalent on a debt-free basis to approximately $1,115 million. On April 1, 2008, the sale was completed and Tenaris estimates net profit after taxes, bank fees and other related expenses of approximately $400 million.

(i) Result of discontinued operations:

Three month period ended March 31,
2008
(Unaudited)

Gross profit	40,676
Operating income	27,006
Income for discontinued operations	16,787

12           Current and non current assets held for sale and discontinued operations (Cont.)

 Sale of Hydril pressure control business (Cont.)

(ii) Net cash flows attributable to discontinued operations

For the three month period ended March 31, 2008 cash flow provided by operating activities amounted to $40.7 million. Cash flows used in investing activities amounted to $3.4 million. These amounts were estimated only for disclosure purposes.

Cash and cash equivalents from discontinued operations increased by $37.3 million in the three-month period ended March 31, 2008.

(iii) Current and non current assets and liabilities held for sale

	At March 31, 2008	At December 31, 2007
	(Unaudited)
Property, plant and equipment, net	64,556	63,629
Intangible assets, net	295,371	302,029
Inventories	173,110	158,828
Trade receivables	78,018	79,220
Other assets	39,643	47,454
Current and non current assets held for sale	650,698	651,160

Deferred tax liabilities	71,434	75,913
Customer advances	128,975	115,483
Trade payables	54,175	54,522
Other liabilities	15,291	21,124
Liabilities associated with current and non-current assets held for sale	269,875	267,042

13           Related party transactions

Pursuant to recent Luxembourg legislation implementing the EU Transparency Directive, San Faustín N.V. has notified the Company that it owns 713,605,187 shares in the Company, representing 60.4% of the Company’s capital and voting rights. San Faustín N.V. owns all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustín N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners. Tenaris’ directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% are publicly traded.

At March 31, 2008, the closing price of Ternium ADS as quoted on the New York Stock Exchange was $35.88 per ADS, giving Tenaris’s ownership stake a market value of approximately $824 million. At March 31, 2008, the carrying value of Tenaris’s ownership stake in Ternium was approximately $539 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

13    Related party transactions (Cont.)

The transactions and balances with related parties are shown below:

(all amounts in thousands of U.S. dollars)
(Unaudited)
	Three month period ended March 31, 2008
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	18,779	7,356	26,135
	Sales of services	8,108	979	9,087
		26,887	8,335	35,222

	(b) Purchases of goods and services
	Purchases of goods	22,822	5,787	28,609
	Purchases of services	27,127	15,908	43,035
		49,949	21,695	71,644

(Unaudited)
	Three month period ended March 31, 2007
		Associated (2)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	26,237	12,727	38,964
	Sales of services	8,377	1,331	9,708
		34,614	14,058	48,672

	(b) Purchases of goods and services
	Purchases of goods	66,521	6,459	72,980
	Purchases of services	16,881	20,618	37,499
		83,402	27,077	110,479

(Unaudited)
	At March 31, 2008
		Associated (1)	Other	Total
(ii)	Period-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	44,739	8,324	53,063
	Payables to related parties	(31,777)	(6,284)	(38,061)
		12,962	2,040	15,002
	(b) Financial debt
	Borrowings (3)	(28,459)	-	(28,459)

13    Related party transactions (Cont.)

(Unaudited)
	At December 31, 2007
		Associated (5)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	45,773	8,015	53,788
	Payables to related parties	(61,597)	(7,379)	(68,976)
		(15,824)	636	(15,188)
	(b) Financial debt
	Borrowings (4)	(27,482)	-	(27,482)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”), Hydril Jindal International Private Ltd.  and TMK – Hydril JV.
(2) Includes Ternium and its subsidiaries, Condusid, Finma, Lomond, Dalmine Energie  S.p.A. and Socotherm.
(3) Includes loan from Sidor to Materiales Siderurgicos S.A. (“Matesi”) of $26.8 million at March 31, 2008.
(4) Includes loan from Sidor to Matesi of $26.4 million at December 31, 2007.
(5) Includes Ternium and its subsidiaries, Condusid, Finma, Lomond, Socotherm, Hydril Jindal International Private Ltd.  and TMK – Hydril JV.

Ricardo Soler
Chief Financial Officer